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                                                               EXHIBIT (a)(1)(I)

                  [GETTY PETROLEUM MARKETING INC. LETTERHEAD]

Mr. John Catsimatidis
United Getty Marketing, Inc.
823 Eleventh Avenue
New York, New York 10019

                                December 2, 2000

Dear John:

We were disappointed to learn Friday afternoon that you are unwilling to submit any written offer to acquire Getty Petroleum Marketing ("GPM") despite repeated statements to the contrary from you and your advisors over the past six weeks.

Our management, employees and outside advisors have spent a substantial amount of time working with your representatives assisting you with your due diligence and discussing the terms and conditions of your November 6 proposal. In addition, our stockholders had been led by you to believe you were moving forward unequivocally from frequent interviews you granted to the press.

We have advised you repeatedly that insistence on a 90% minimum condition to your tender offer (which could potentially allow any holder(s) of as little as 10% of GPM's stock to preclude the balance of GPM's stockholders from receiving the value offered in your proposal) gives our board of directors great difficulty. We continue to be prepared to work with you to discuss alternative structures to reduce or eliminate this uncertainty. In addition, we have repeatedly indicated to you and your representatives in our prior discussions that review of your proposed financing arrangements is critical to our ability to proceed; yet despite numerous assurances since November 6 that a copy of the commitment would be forthcoming, we have not received it.

We believe that your demand late Friday afternoon that GPM agree to pay you $3 million as a condition to your submitting your written offer is, at a minimum, outrageous and in any event violates the terms and conditions of our Merger Agreement with Lukoil. As indicated in the draft merger agreement we provided to you some time ago, we are prepared to grant you the same termination protections we granted to Lukoil if we sign a merger agreement with you. We were surprised to learn so late in the process, and after you spoke publicly of your intentions to submit a higher offer for GPM's stock, conducted extensive due diligence, occupied substantial amounts of the time of our management, employees and outside advisors and caused us to incur considerable expenses, that you would require $3 million even to submit your offer.

Despite the fact that we did not receive your offer, the board met this evening and discussed all of the above. You are fully aware that the deadline under our Merger Agreement with Lukoil for you to submit your offer is Tuesday. Although time is short, our board of directors remains prepared to consider a written offer if you are in fact prepared to make one. The board of directors of Getty Realty Corp. is also prepared to negotiate with you to reach agreement during the time remaining.


                                        Sincerely yours,






                                        Leo Liebowitz
                                        Chairman and Chief Executive Officer